American International Group, Inc. and Subsidiaries

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

Three Months Ended March 31, (in millions, except ratios)	2011	2010

Earnings:
Pre-tax income (loss)(a):	$(1,387)	$1,640
Add – Fixed charges	1,249	1,980

Adjusted Pre-tax income	(138)	3,620

Fixed charges:
Interest expense	$990	$1,695
Portion of rent expense representing interest	49	61
Interest credited to policy and contract holders	210	224

Total fixed charges	$1,249	$1,980

Total fixed charges, excluding interest credited to policy and contract holders	$1,039	$1,756

Ratio of earnings to fixed charges:
Ratio	n/a	1.83
Coverage deficiency	(1,387)	n/a

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b):
Ratio	n/a	2.06
Coverage deficiency	(1,177)	n/a

(a)
From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)
The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest amounts are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. When these investments yield rates greater than the rates on the related policyholders obligation or contract, a profit is earned from the spread.

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